Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: October 17, 2014

IMPORTANT INFORMATION:

An offer to purchase all of the issued and outstanding registered shares of Foster Wheeler AG (the “Offer”) is being made by AMEC plc (the “Offeror”) through AMEC International Investments BV, a wholly-owned subsidiary of the Offeror.

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the Offer, the Offeror has filed a registration statement on Form F-4, which includes a prospectus, and a Tender Offer statement on Schedule TO (the “Schedule TO”). The Offer is being made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) which have been delivered to Foster Wheeler AG, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler AG shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER AG ARE URGED TO READ ALL DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Offer Document, the Schedule TO and other related documents filed by the Offeror and Foster Wheeler AG are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at the Offeror’s website, www.amec.com or at Foster Wheeler’s website www.fwc.com, respectively.  While the Offer is being made to all holders of Foster Wheeler AG common shares, this material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on October 17, 2014:

I have visited with many customers over that past two weeks and have heard some very positive feedback that I want to share with you. I will also reveal the name of our new company.

First, I would like to mention a couple of highlights from last week, in particular my meeting with the CEO of AECOM — you may have seen that AECOM recently agreed to acquire URS. We have been working with URS as part of Nuclear Management Partners consortium on the largest and most complex nuclear-decommissioning programme in Europe and one of the top five most complex nuclear-decommissioning programmes in the world, Sellafield, UK. During our discussion we also touched on future opportunities to work together in the Environment and Infrastructure market.

I also had a meeting with the CEO and VP Head of Projects of ArcelorMittal to discuss the Liberia Iron Ore project which has been impacted by the spread of the Ebola virus in the region.  We discussed the risk and path forward.

Moving into this week but staying on the subject of clients, this year AMEC celebrated 25 years of collaborative working with The Crown Estate, one of the UK’s largest property owners. Our work began with supporting the planning and delivery of new homes, jobs, community facilities and renewable energy in the UK. Currently, we are advising on planning in over 40 locations and we have substantially expanded the range of our services.  We were honoured to host their Chief Executive and the Director-General of CBI*, both of whom spoke highly of our team and the value of long term business relationships.

This week I was also a panellist on the UK’s Financial Times Strategy Live Session titled ‘Grand Vision and Tough Decisions’ where I shared my views and experience on mergers and acquisitions. I was very happy to be able to take part; since I joined AMEC in 2006, AMEC has continued to make acquisitions to expand its geographic footprint and enhance our capabilities. In total, over 20 acquisitions have been made for a total consideration of over £700 million. And currently, we are making progress towards what will be our largest and most important deal in the history of AMEC which I believe will be transformational.

So, what should we avoid when it comes to mergers and acquisitions? We all know the benefits, such as diversification of offering, increased market share, reduced financial risk and improved geographic footprint. However, these do not matter if best practice is not applied; there are many acquisitions that fail due to bad planning, unrealistic expectations and poor integration. In addition, cultural clashes, differing systems and processes, dilution of a company’s brand, and overestimation of synergies can all destroy shareholder value and decrease the company’s worth. We have to remember that going forward.

You know we launched the formal offer on 7 October and some of you may have noticed that we had to include the decision on the name of the new company in the documentation. Although at this moment I cannot reveal the exciting new brand, values and vision, I can confirm that, subject to shareholder approval and the Implementation Agreement between us and Foster Wheeler becoming unconditional in all respects, we will be called Amec Foster Wheeler plc. We said we would build on the proud histories of both and I believe the name fully represents the heritage and customer connections for both our businesses. Those of you who are shareholders can vote during the AMEC Extraordinary General Meeting on 23 October, and I encourage you to do so, either personally in London or by e-proxy.

To conclude on the customer relations topic, this week Nick Shorten and I met the new Managing Director of GDF SUEZ E&P UK to get acquainted and talk about the GDF Cygnus project. I was very pleased to hear that GDF SUEZ sees us as critical to the successful delivery of the project and that we have done a good job so far. GDF SUEZ is one of our strategic customers and we want to ensure excellent delivery to be able to further grow this important relationship and portfolio of work in the UK as well as globally.

Samir Brikho

*CBI — Confederation of British Industry